
March 25, 2024

Lau Chi Fung
Chief Executive Officer
CTRL Group Limited
Unit F, 12/F, Kaiser Estate Phase 1,
41 Man Yue Street
Hunghom, Kowloon, Hong Kong

> **Re: CTRL Group Limited**
> **Registration Statement on Form F-1**
> **Filed March 15, 2024**
> **File No. 333-277979**

Dear Lau Chi Fung:

   We have reviewed your registration statement and have the following comment(s).

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form F-1 filed March 15, 2024

Capitalization, page 42

1.   Please clarify for us why here you are providing proforma information to adjust for a Forward Stock-Split at a ratio of 1 for 1,300, while under the Dilution you refer to a Reverse Stock-Split.

2.   Please clarify for us why you have removed the reference to present pro forma EPS reflecting dilution equivalent to the number of shares whose proceeds will be used to pay the HK$ 8,000,000 of dividends declared on May 2, 2023.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Brian Fetterolf at 202-551-6613 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Eric Mendelson, Esq.